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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)
           Information to be included in statements filed pursuant to
             Rule 13d-1(a) and amendments thereto filed pursuant to
                                  Rule 13d-2(a)


                               (Amendment No. 3)*


                                 El Sitio, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 par value
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                         (Title of Class of Securities)


                                    G30177102
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                                 (CUSIP Number)

  Adam O. Emmerich, Esq.                          L. Kevin O'Mara, Jr., Esq.
Wachtell, Lipton, Rosen & Katz                Clifford Chance Rogers & Wells LLP
   51 West 52nd Street                                  200 Park Avenue
New York, New York  10019                       New York, New York  10166-0153
     (212) 403-1000                                     (212) 878-8000
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  June 26, 2001
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                 (Date of Event Which Requires Filing of this
                                   Statement)
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 7 Pages

                                  Schedule 13D
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CUSIP No. G30177102                                            Page 2 of 7
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   1.         NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Ibero-American Media Partners II Ltd.
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   2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |X|
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   3.         SEC USE ONLY
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   4.         SOURCE OF FUNDS*
                    OO
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   5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
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   6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands
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  NUMBER OF    7.  SOLE VOTING POWER
   SHARES                8,164,549
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY     8.  SHARED VOTING POWER
    EACH                 -0-
  REPORTING --------------------------------------------------------------------
 PERSON WITH   9.  SOLE DISPOSITIVE POWER
                         8,164,549
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              10.  SHARED DISPOSITIVE POWER
                         -0-
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     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,164,549
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     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|
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     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    18.05%
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     14.      TYPE OF PERSON REPORTING*
                    CO
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*    See instructions before filling out!

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CUSIP No. G30177102                                            Page 3 of 7
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            This Statement on Schedule 13D relates to Shares of Common Stock,
$0.01 par value per share (the "Shares"), of El Sitio, Inc. (the "Issuer"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Reporting Person on August 18, 2000 as amended by the Statement on Schedule 13D originally filed with the Commission by the Reporting Person on October 27, 2000 ("Amendment Number 1") and by the Statement on Schedule 13D originally filed with the Commission by the Reporting Person on October 31, 2000 ("Amendment Number 2") (the "Reporting Person 13D"), is hereby amended and supplemented to include the information set forth herein. This Statement on Schedule 13D constitutes amendment number 3 (this "Amendment No. 3") to the Reporting Person Schedule 13D (as amended, the "Schedule 13D"). Capitalized terms not defined herein have the meanings set forth in the Reporting Person 13D.

Item 4.     Purpose of Transaction

            The information contained in Item 4 of the Reporting Person Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 6 of this Amendment No. 3, which is hereby incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer

            (a)- (b) The information contained in Item 5, paragraphs (a) and (b) of the Reporting Person Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 6 of this Amendment No. 3, which is hereby incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

            On June 26, 2001, the Reporting Person, the Issuer, Carlyle Investments LLC ("Carlyle"), Carlton Investments LLC ("Carlton") (Carlyle and Carlton being together the assignees of Newhaven Overseas Corp.), Hicks I, Hicks II and Hicks III entered into Amendment No. 1 to the Combination Agreement (the "Amendment") pursuant to which the economic terms, among other terms, of the Combination, have been revised. Pursuant to the Amendment, in the Combination, each outstanding share of the Issuer's common stock will be converted into the right to receive one share of Claxson common stock. Upon consummation of the Combination, Carlyle and Carlton, together with their permitted assigns and/or transferees, will own approximately 45% of the outstanding Claxson common stock, Hicks Muse will own approximately 35% of the outstanding Claxson common stock, certain founding shareholders of the Issuer will own approximately 10% of the outstanding Claxson common stock (Carlye, Carlton, Hicks Muse and these shareholders, together, the "Significant Stockholders") and the remaining approximately 10% of the outstanding Claxson common stock will be owned by the current public shareholders of the Issuer, the Issuer's management and other investors, excluding the Reporting Person. The Carlton and Carlyle percentage includes approximately 3.83% of the outstanding Claxson common stock that Carlton and Carlyle have agreed to transfer to Carlos E.

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CUSIP No. G30177102                                         Page 4 of 7 Pages
-----------------------------                            -----------------------


Cisneros or to a rabbi trust under which he will be a beneficiary upon the closing of the transaction. Mr. Cisneros is the Chairman and CEO of Cisneros Television Group, Vice Chairman of the Reporting Person, and is expected to be a director of Claxson. Pursuant to the Amendment, as amended, and the proposed organizational documents of Claxson (the "Claxson Charter"), at the closing of the transactions, the Claxson Board of Directors will be comprised of Roberto Vivo-Chaneton, who will be Chairman and Chief Executive Officer, four designees of Carlton and Carlyle, three designees of Hicks Muse, one designee of certain founding shareholders of the Issuer and three independent directors. Pursuant to the Claxson Charter, the size of the Board will subsequently be reduced to eleven when one of the Significant Stockholders loses its right to designate a director under the Claxson Charter. Pursuant to the Claxson Charter, each of Carlton and Carlyle and Hicks Muse will have the right to designate only two directors after the number of Claxson common shares held by it (the amount of Claxson outstanding voting power represented by such shares, a Significant Stockholder's "Voting Power") falls below 25% of the outstanding Claxson common shares. In addition, a Significant Stockholder whose Voting Power falls below 15% of the outstanding Claxson common shares will have the right to designate only one director, and a Significant Stockholder will lose the right to designate any director when its Voting Power falls below 3%.

            The form of the Amendment is filed as an exhibit hereto and is incorporated by reference.

            On June 26, 2001, the Reporting Person, the Issuer and each of SLI.com Inc., RC Limited, Roberto Cibrian-Campoy, Roberto Vivo-Chaneton, Militello Limited, IMPSAT Fiber Networks, Inc. and Tower Plus International entered into agreements to amend the Voting Agreements (the "Voting Agreement Amendments") pursuant to which the Voting Agreements have been amended to apply to the Combination, as amended by the Amendment.

            The form of the Voting Agreement Amendments is filed as an exhibit hereto and is incorporated herein by reference.

            On June 26, 2001, the Reporting Person, the Issuer, Carlton, Carlyle and Hicks Muse issued a press release announcing that they had entered into the Amendment. The press release is filed as an exhibit hereto and is incorporated herein by reference.

            The foregoing descriptions of the transaction agreements and press release are qualified in their entirety by reference to the applicable documents filed as exhibits hereto.

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CUSIP No. G30177102                                         Page 5 of 7 Pages
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Item 7.     Material to be Filed as Exhibits

            A. Registration Rights Agreement, dated as of July 2, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock.*

            B. Amendment No. 1 to Registration Rights Agreement, dated as of October 6, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred.*

            C.    Press Release, dated October 30, 2000.*

            D. Combination Agreement dated as of October 30, 2000, by and among the Reporting Person, New Site Inc., Newhaven Overseas Corp., Hicks I, Hicks II, Hicks III and the Issuer.*

            E.    Form of Voting Agreement.*

            F.    Form of Claxson Agreement.*

            G. Amendment No. 1, dated as of June 26, 2001, to the Combination Agreement, dated as of October 30, 2000, by and among the Reporting Person, Claxson, Carlton, Carlyle, Hicks I, Hicks II, Hicks III and the Issuer.

            H.    Form of Voting Agreement Amendment.

            I.    Press Release, dated June 26, 2001.





      *  Previously filed.

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CUSIP No. G30177102                                         Page 6 of 7 Pages
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                                     SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 26, 2001
                                    IBERO-AMERICAN MEDIA PARTNERS II LTD.

                                    By: /s/ Amaya Ariztoy
                                       ---------------------------------------
                                       Name:    Amaya Ariztoy
                                       Title:   Authorized Signatory

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CUSIP No. G30177102                                         Page 7 of 7 Pages
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                                  EXHIBIT INDEX

A. Registration Rights Agreement, dated as of July 2, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock.*

B. Amendment No. 1 to Registration Rights Agreement, dated as of October 6, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock.*

C.    Press Release, dated October 30, 2000.*

D. Combination Agreement dated as of October 30, 2000, by and among the Reporting Person, New Site Inc., Newhaven Overseas Corp., Hicks I, Hicks II, Hicks III and the Issuer.*

E.    Form of Voting Agreement.*

F.    Form of Claxson Agreement.*

G. Amendment No. 1, dated as of June 26, 2001, to the Combination Agreement, dated as of October 30, 2000, by and among the Reporting Person, Claxson, Carlton, Carlyle, Hicks I, Hicks II, Hicks III and the Issuer.

H.    Form of Voting Agreement Amendment.

I.    Press Release, dated June 26, 2001.



*  Previously filed.